September 19, 2018

Scott M. McFarlane
Chairman, Chief Executive Officer, and President
Avalara, Inc.
255 South King Street, Suite 1800
Seattle, Washington 98104

       Re: Avalara, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 12, 2018
           CIK No. 0001348036

Dear Mr. McFarlane:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    Allison Handy